Sino-Global Shipping America, Ltd.

136-56 39th Ave, Suite 305

Flushing, NY 11354

April 2, 2014

By EDGAR Delivery

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention: Lyn Shenk and Theresa Messinese

Re:	Sino-Global Shipping America, Ltd.

Form 10-K for the period ended June 30, 2013

Filed September 27, 2013

File No. 001-34024

Dear Ms. Messinese:

On behalf of Sino-Global Shipping America, Ltd. (the “Company”), we hereby provide responses to the comments raised in that certain letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) to the Company dated March 26, 2014. For the Staff’s convenience, we have included the Staff’s comment verbatim above our response.

Form 10-K for Fiscal Year Ended June 30, 2013

Consolidated Statements of Operations and Comprehensive Loss, page F-3 Net Loss Attributed to Non-Controlling Interest

1.	We note your response to prior comment 3 that the agreements between Trans Pacific and Sino-China require the non-controlling interest to absorb 100% of any losses incurred. We are unable to locate disclosure in your Form 10-K for the year ended June 30, 2013 or previous filings that states these terms. Please direct us to the appropriate disclosure or agreement filed previously as an exhibit that supports this statement. Also, as it appears based upon the disclosure provided that “substantially all operations and revenues are generated through Sino-Global,” please tell us the nature of the transactions or operations that resulted in the remaining net loss attributable to Sino-Global.

Response:	We acknowledge the Staff’s comment and advise that we have consistently applied this consolidation policy since the time of our initial public offering. Indeed, we discussed this question with the Staff during the initial public offering process. As our response to comment 2 in the attached letter to the SEC dated April 9, 2008 discloses, “The non-controlling interest appears to represent more than 10% of total historical earnings. This is due to Sino-China’s general absence of net income for fiscal years prior to June 20, 2006. The control agreements require Sino-China to pay the [Company] a percentage of its net income, but not a percentage of its net losses.” At the time, we advised the Staff that, “[i]n order to clarify [our] consolidation procedures, [we have] added the following language to pages 5, 28 and F-7 [of the registration statement]: ‘We do not receive any payment from Sino-China unless Sino-China recognizes net income during its fiscal year. These agreements do not entitle us to any consideration if Sino-China incurs a net loss during its fiscal year.’”

During fiscal 2013, substantially all of the Company’s net loss was attributable to Sino-Global Shipping America, Ltd. (our parent company for approximately $1.5 million) and Trans Pacific Shipping (our WOFE for approximately $180,000), partially offset by net income of approximately $50,000 from Sino-Global Shipping HK.  The net loss from our parent company was due mainly to $1.6 million of general and administrative expenses and $0.4 million of tax expense, net of gross profit of $0.5 million.

To help our readers better understand our policy on consolidation and the underlying factors affecting our operating results, we will enhance our discussion of such matters in our future filings. In particular, we will add a sentence following the above-quoted disclosure to read as follows: “If Sino-China incurs a net loss during its fiscal year, we are not required to absorb such net loss.”

The Company is hopeful that the foregoing answer adequately addresses the Staff’s questions and looks forward to answering any further questions the Staff may have. You may contact me or the Company’s attorney, Anthony Basch (804.771.5725), with any further questions. In addition, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Anthony S. Chan

Anthony S. Chan

Acting Chief Financial Officer

Enclosure: Response letter to SEC dated April 9, 2008

KAUFMAN & CANOLES
| A Professional Corporation |
Attorneys and Counselors at Law

Anthony W. Basch
804 / 771-5725
awbasch@kaufcan.com

804 / 771-5700
fax: 804 / 771-5777

Mailing Address:
P.O. Box 27828
Richmond, VA 23261

Three James Center, 12th Floor
1051 East Cary Street
Richmond, VA 23219

April 9, 2008

By EDGAR and U.S. Mail

Max A. Webb, Esq.
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re: Sino-Global Shipping America, Ltd
Amendment No. 3 to Registration Statement on Form S-1
File No: 333-148611

Dear Mr. Webb:

On behalf of Sino-Global Shipping America Ltd. (the "Registrant") and in response to the comments set forth in your letter dated March 26, 2008, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Amendment No. 3 to the captioned registration statement (the "Amendment"). Factual information provided herein has been provided to us by the Registrant. Capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement unless otherwise defined herein. We have also enclosed three redlined copies of the Amendment for your review.

Consolidated Balance Sheets, page F-3

1. **It appears that you have early adopted SFAS 160 "Non-controlling Interests in Consolidated Financial Statements." SFAS 160 is effective for fiscal years beginning on or after December 15, 2008 and early adoption is prohibited. Accordingly, please classify non-controlling interest outside of permanent equity in a manner similar to the line item as set forth in Rule 5-02 (27) of Regulation S-X.**

The Registrant has not early adopted SFAS 160 "Non-controlling Interests in Consolidated Financial Statements" and has revised the registration statement to clarify this fact. In particular, the Registrant has classified non-controlling interests outside of permanent equity in the manner prescribed by Rule 5-02(27) of Regulation S-X for mandatorily redeemable stock. Additionally, the

Disclosure Required by Internal Revenue Service Circular 230: This communication is not a tax opinion. To the extent it contains tax advice, it is not intended or written by the practitioner to be used, and it cannot be used by the taxpayer, for the purpose of avoiding tax penalties that may be imposed on the taxpayer by the Internal Revenue Service.

Chesapeake | Hampton | Newport News | Norfolk | Virginia Beach | Williamsburg

www.kaufmanandcanoles.com

Max A. Webb, Esq.
April 9, 2008
Page 2

Registrant has added language on pages 39 and F-10 to clarify that "Early adoption is prohibited, and, accordingly, we have not yet adopted SFAS 160."

2. **In addition, please confirm that non-controlling interest represents only the ten percent of Sino-China's net income not attributable to you since it appears to us to be approximately 16% of total historical earnings (sum of retained earnings and non-controlling interests). Revise as necessary.**

Pursuant to a phone call with Commission Staff, the Registrant has calculated the net income and losses for Sino-China from the commencement of operations until December 31, 2007. The non-controlling interest appears to represent more than 10% of total historical earnings. This is due to Sino-China's general absence of net income for fiscal years prior to June 30, 2006. The control agreements require Sino-China to pay the Registrant a percentage of its net income, but not a percentage of its net losses. The following is a computation to illustrate the ratio of non-controlling interest to total historical earnings and other non-controlling interest components at December 31, 2007:

Paid in capital	$	357,444
Accumulated other comprehensive loss		(9,843)
Retained earnings		1,681,514
Other adjustments		2,816
		2,031,931
Non-controlling interest		313,683
Percentage		15.4%

Upon review of these materials, the Registrant has determined that the initially provided financial information remains correct. In order to clarify the Registrant's consolidation procedures, the Registrant has added the following language to pages 5, 28, 32 and F-7: "We do not receive any payment from Sino-China unless Sino-China recognizes net income during its fiscal year. These agreements do not entitle us to any consideration if Sino-China incurs a net loss during its fiscal year."

Max A. Webb, Esq.
April 9, 2008
Page 3

The Registrant is eager to complete the registration process. Thank you in advance for your assistance in reviewing this response and the Second Amendment to Registration Statement on Form S-1. Should you have any questions with respect to the above responses, please contact me.

Sincerely,

Anthony W. Basch

Anthony W. Basch

cc: John Stickel, Esq.
Mr. Cao Lei
Mr. Chi Tai Shen
Mr. L. McCarthy Downs III
Bradley A. Haneberg, Esq.

Enclosures:
Three (3) redlined copies of Third Amendment to
Registration Statement on Form S-1